UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC  20549

                         FORM 10-C

       REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTERDEALER QUOTATION SYSTEM

        Filed pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934
            and Rule 13a-17 or 15d-17 thereunder

              MAINSTREET BANKGROUP INCORPORATED
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      (Exact name of issuer as specified in charter)

         P.O. BOX 4831  MARTINSVILLE, VA  24115-4831
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          (Address of principal executive offices)

                       (540)632-2971
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     (Issuer's telephone number, including area code)

             I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  COMMON STOCK $5 Par Value
2.   Number of shares outstanding before the change:  8,597,504
3.   Number of shares outstanding after the change:   10,079,148
4.   Effective date of change:   September 28, 1996
5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Acquisition
     Give brief description of transaction: MainStreet BankGroup Incorporated completed the acquisition of The First National Bank of Clifton Forge on September 27, 1996, having received all regulatory and shareholder approvals. This acquisition was completed as a pooling of interests. The exchange ratio was 4.89 shares of MainStreet BankGroup Incorporated common stock for each share of common stock in The First National Bank of Clifton Forge, excluding those shares which chose the cash election.


                    II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  N/A
2.   Name after change:  N/A
3.   Effective date of charter amendment changing name:    N/A
4.   Date if shareholder approval of change, if required:  N/A



Date:   October 21, 1996      /s/ JAMES E. ADAMS
                              -----------------------
                              James E. Adams
                              Group Executive,
                              Chief Financial Officer
                              & Treasurer